Exhibit 99.6

DHC ACQUISITION CORP.

CHARTER OF

NOMINATING COMMITTEE

OF THE BOARD OF DIRECTORS

Purpose

The Nominating Committee (“Committee”) is a committee of the Board of Directors (the “Board”) of DHC Acquisition Corp. (the “Company”), established to help ensure that the Board is properly constituted to meet its fiduciary obligations to shareholders and the Company and that the Company has and follows appropriate corporate governance practices and standards.

Committee Membership

•	The Committee shall meet the independence requirements established by the Board and applicable laws, regulations and listing requirements of The Nasdaq Stock Market, as in effect from time to time.

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The Committee members shall be appointed by and serve at the discretion of the Board, acting by majority vote. The Board may remove any member from the Committee at any time, with or without cause, acting by majority vote.

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The Board may designate one member of the Committee as its Chairperson and in the absence of any such designation by the Board, the Committee shall designate by majority vote of the full Committee one member of the Committee as its Chairperson.

Meetings and Procedures

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The Committee will set its own schedule of meetings and will meet at least twice per year, with the option of holding additional meetings at such times as it deems necessary or appropriate. The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board, and shall report on its meetings to the Board and any action taken or approved by the Committee.

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The Committee may form subcommittees for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate. The Committee shall not delegate to a subcommittee any power or authority required by law, regulation or listing standard to be exercised by the Committee as a whole.

•	Members of the Committee may not receive any compensation from the Company except the fees that they receive for service as a member of the Board or any committee thereof.

Authority and Responsibilities

To the extent it deems necessary or appropriate, the Committee shall perform the following:

Board Composition, Evaluation and Nominating Activities

•	Evaluate the current composition, organization and governance of the Board and its committees, determine future requirements and make recommendations to the Board for approval.

•	Review periodically the policy and procedures for considering shareholder nominees for election to the Board.

•	Recommend for approval by the Board on an annual basis desired qualifications and characteristics for Board membership and with corresponding attributes.

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Search for, identify, evaluate and recommend for the selection by the Board, candidates to fill new positions or vacancies on the Board, and review any candidates recommended by shareholders, Committee members, the Company’s management, investment bankers and others.

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Evaluate the performance of individual members of the Board eligible for re-election, and recommend for the selection by the Board, the director nominees for election to the Board at the annual meeting of shareholders.

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Evaluate the independence of directors and director nominees against the independence requirements of the stock exchange rules and regulations and Security and Exchange Commission (“SEC”) rules and other applicable requirements.

•	Evaluate director compensation, consulting with outside consultants and/or management, when appropriate, and make recommendations to the Board regarding director compensation.

Board Committees

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Review periodically the composition of each committee of the Board, the need for additional committees, or changes in mandate or dissolution of existing committees, and make recommendations to the Board accordingly.

•	Recommend to the Board persons to be members and chairpersons of the various committees.

Corporate Governance Generally

•	Develop and recommend to the Board a set of corporate governance principles and practices.

•	Review annually the Company’s corporate governance principles and practices, the Company’s compliance with these principles and practices, and recommend changes, as appropriate.

•	Oversee the Company’s communications and relations with shareholders.

•	Oversee the evaluation of the Company’s management.

•	Oversee, review and report to Board regarding the Company’s succession planning for the Board, senior management and other key employees.

•	Periodically review and reassess the adequacy and scope this Charter and the Committee’s established processes and procedures and recommend any proposed changes to the Board for approval.

•	Oversee the Board’s performance and self-evaluation process, including conducting surveys of director observations, suggestions and preferences regarding how effectively the Board operates.

•	Oversee compliance by the Board and its committees with applicable laws and regulations, including the stock exchange rules and regulations and SEC rules and regulations.

•	Review annually the performance of the Committee.

Conflicts of Interest

•	Review and monitor the Company’s Code of Ethics.

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Consider questions of possible conflicts of interest of members of the Board and of corporate officers and review actual or potential conflicts of interest involving members of the Board or officers of the Company, and make determinations accordingly.

In performing its responsibilities, the Committee shall have the authority to hire and obtain advice, reports or opinions from internal or external counsel and expert advisors, including sole authority to retain and terminate search firms to identify director candidates, and to set the terms and fees for any such search firms, legal counsel and advisors.

Guidelines for Selecting Director Nominees

In selecting director nominees for election to the Board, the Committee shall consider whether the nominee:

•	has demonstrated notable or significant achievements in business, education or public service;

•	possess the requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	has the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board. The Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of Board members. The Committee does not distinguish among nominees recommended by shareholders and other persons.

Adopted: February [●], 2021